January 7, 2026

Tingjun Yang
Chief Executive Officer
3 E Network Technology Group Ltd
No. 118 Connaught Road West, 3003-2
Hong Kong

       Re: 3 E Network Technology Group Ltd
           Registration Statement on Form F-1
           Filed December 30, 2025
           File No. 333-292489
Dear Tingjun Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology